

June 17, 2010

Mr. Abdo H. Khoury
Executive Vice President and Chief Financial and Portfolio Officer
Nationwide Health Properties, Inc
610 Newport Center Drive, Suite 1150
Newport Beach, California, 92660

> **Re: Nationwide Health Properties, Inc**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 001-09028**

Dear Mr. Khoury:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 65

1. It appears that you have reserved approximately 80% of your straight-line rents receivable balance and 66% of your outstanding tenant receivable balance as of December 31, 2009. Please explain to us how you determined a significant portion of your balances required a reserve at year end. In your response, tell us whether any one leasee or group of leasees comprises a substantial portion of either receivable balance at year end, and if so tell us the results of any impairment test performed on the building occupied by those tenants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, staff accountant at (202)551-3438 or me at (202)551-3629 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief